UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: May 15, 2009
Commission file number 1- 33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.
Date: May 15, 2009	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)

Exhibit 1

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
EARNINGS RELEASE

TEEKAY TANKERS LTD. REPORTS
FOURTH QUARTER AND ANNUAL RESULTS

Highlights
•	On May 14, 2009, declared a cash dividend of $0.59 per share for the quarter ended March 31, 2009.
•	Reported fourth quarter adjusted net income of $13.0 million, or $0.52 per share (excluding an unrealized loss of $13.8 million, or $0.55 per share, relating to the change in fair value of an interest rate swap agreement).
•	Earned average TCE of $33,971 per day on the spot Aframax fleet and $46,497 per day on the spot Suezmax fleet during the quarter ended December 31, 2008.
Hamilton, Bermuda, May 15, 2009 — Teekay Tankers Ltd. (Teekay Tankers or the Company) today reported its fourth quarter and annual results for 2008. On February 24, 2009, the Company declared a dividend of $0.72 per share for the fourth quarter of 2008, representing a total cash dividend of $17.9 million(1). In total, the Company paid cash dividends of $3.39 per share relating to calendar year 2008.
In the fourth quarter of 2008, the Company earned an average Suezmax spot rate of $46,497 per day and average Aframax spot rate of $33,971 per day. Rates decreased from the record-high rates realized in the third quarter of 2008 primarily due to slowing demand for oil as a result of a global economic downturn.
On May 14, 2009, the Company declared a dividend of $0.59 per share for the first quarter of 2009, representing a total cash dividend of $14.75 million.
Teekay Tankers’ policy is to pay a variable quarterly dividend equal to its Cash Available for Distribution(2), subject to any reserves its board of directors may from time to time determine are required. Since the Company’s initial public offering in December 2007, it has paid a dividend for five consecutive quarters, which now totals $3.98 per share on a cumulative basis (including the $0.59 per share dividend to be paid on May 29, 2009).
During the fourth quarter of 2008, the Company fixed two of its Aframax tankers (the Kyeema Spirit and the Kareela Spirit) on fixed-rate time-charters for a period of three years and recently entered into a nine-month time-charter extension for the Aframax tanker, the Everest Spirit. With these additional fixed-rate charters, Teekay Tankers has now fixed 62 percent, 41 percent, and 27 percent of its operating days for 2009, 2010, and 2011, respectively, at an average rate of approximately $30,000 per day.
“Active management of our fleet between fixed-rate and spot charters is a key component of our strategy and has positioned Teekay Tankers to be able to pay an attractive dividend, even in today’s relatively weak tanker market,” commented Bjorn Moller, Teekay Tankers’ Chief Executive Officer. “With almost two-thirds of our 2009 fleet operating days locked-in at attractive rates under fixed-rate time-charter contracts, Teekay Tankers would, as an example, be able to pay an annualized dividend of about $0.90 per share even if Aframax and Suezmax spot tanker rates were to fall to $10,000 per day.” Mr. Moller continued, “Spot tanker rates have declined significantly from the record rates achieved in 2008 and are likely to remain under pressure for the remainder of 2009 due to weak market fundamentals. However, any recovery in the global economy beginning next year would stimulate oil demand and thus be positive for tanker rates. 2010 is also the timing of the mandated phase-out of the world’s single-hull tanker fleet, which would lend further support to the tanker market. Teekay Tankers’ fleet employment profile is well matched to these market fundamentals, with our high degree of fixed-rate cover for 2009 and our gradually rising spot market exposure from 2010.”

(1)	Please refer to Appendix A to this release for the calculation of the cash dividend amount.

(2)	Cash Available for Distribution represents net (loss) income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items less unrealized gains from derivatives.
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Estimated Second Quarter 2009 Dividend
The table below presents the estimated cash dividend per share for the quarter ending June 30, 2009 at various average rates earned by the Company’s spot tanker fleet and reflects the contribution from its existing fixed-rate time-charter contracts, but excludes the annual profit share from the Ganges Spirit to be paid in the second quarter of 2009. These estimates are based on current assumptions and actual dividends may differ materially from those included in the following table:

		Suezmax Spot Rate Assumption (TCE per day)
Q02 2009 Estimated Dividend Per Share		$10,000	$20,000	$30,000	$40,000	$50,000	$60,000

Aframax Spot Rate	$10,000	$0.23	$0.27	$0.30	$0.36	$0.41	$0.47
Assumption	$15,000	$0.28	$0.32	$0.36	$0.41	$0.47	$0.52
(TCE per day)	$20,000	$0.34	$0.37	$0.41	$0.47	$0.52	$0.57
	$25,000	$0.39	$0.42	$0.46	$0.52	$0.57	$0.61
	$30,000	$0.44	$0.48	$0.51	$0.57	$0.61	$0.67
	$35,000	$0.49	$0.53	$0.57	$0.61	$0.67	$0.72
	$40,000	$0.55	$0.58	$0.61	$0.67	$0.72	$0.77
	$45,000	$0.60	$0.62	$0.66	$0.72	$0.77	$0.82

*	Estimated dividend per share is based on Cash Available for Distribution, less $0.9 million for principal payments related to one of the Company’s debt facilities and less $2 million reserve for estimated dry docking costs. Excluded from the above table is an additional $0.10 to $0.12 per share of annual estimated profit share for the Ganges Spirit to be recognized and paid in the second quarter of 2009. Cash Available for Distribution represents net (loss) income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items less unrealized gains from derivatives.
Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of May 1, 2009:

	Aframax	Suezmax	Number of
	Fleet	Fleet	Owned Vessels

Time-Charter Vessels	6	1	7
Spot Vessels	3	1	4

Total	9	2	11

As previously announced, the Everest Spirit has extended its time-charter agreement for an additional nine months at a fixed-rate of $26,500 per day, which is expected to commence in late May or early June 2009.
Teekay Tankers has the right to purchase from Teekay Corporation (Teekay) two existing Suezmax tankers at fair market value. The Company also anticipates additional opportunities to expand its fleet through acquisitions of tankers from third parties and from time to time additional tankers offered from Teekay. This may include crude oil and product tankers.
Financial Summary
The Company reported a net loss of $0.8 million, or $0.03 per share, for the three months ended December 31, 2008, compared to net income of $19.6 million, or $0.78 per share, for the three months ended September 30, 2008. The results for the quarter ended December 31, 2008 included an unrealized loss relating to the change in fair value of an interest rate swap that had the net effect of decreasing net income by $13.8 million, or $0.55 per share, compared to an unrealized loss that had the net effect of decreasing net income by $1.4 million, or $0.06 per share, for the three months ended September 30, 2008. Excluding the unrealized losses relating to the interest rate swap, net income would have been $13.0 million ($0.52 per share) and $20.9 million ($0.84 per share) for the three months ended December 31, 2008 and September 30, 2008, respectively. Net voyage revenues(1) for the three months ended December 31, 2008 were $32.0 million, compared to $41.4 million for the three months ended September 30, 2008.
Net income for the year ended December 31, 2008 was $51.8 million, or $2.03 per share, compared to net income of $40.6 million, or $2.76 per share, for the same period of the prior year. The results for the year ended December 31, 2008 included an unrealized loss relating to the change in fair value of an interest rate swap that had the net effect of decreasing net income by $14.2 million, or $0.57 per share. Net voyage revenues for the year ended December 31, 2008 increased to $142.3 million from $108.2 million for the same period in 2007.
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Operating Results
     The following table highlights the operating performance of the Company’s time-charter and spot vessels measured in net revenue per revenue day, or time-charter equivalent (TCE) rates, before pool management fees and commissions:

	Three Months Ended
	December 31, 2008	September 30, 2008

Time-Charter Fleet
Aframax revenue days	472	323
Aframax TCE per revenue day	$31,766	$32,201
Suezmax revenue days	91	92
Suezmax TCE per revenue day*	$31,516	$30,744

Spot Fleet
Aframax revenue days	344	492
Aframax TCE per revenue day	$33,971	$47,425
Suezmax revenue days	73	92
Suezmax TCE per revenue day	$46,497	$65,254

Total Fleet
Aframax revenue days	816	815
Aframax TCE per revenue day	$32,695	$41,393
Suezmax revenue days	164	184
Suezmax TCE per revenue day	$38,185	$48,013

*	The Ganges Spirit is employed on a time-charter contract at a base rate of $30,500 per day with a profit sharing agreement whereby Teekay Tankers is entitled to the first $3,000 per day of the vessel’s earnings above the base rate and 50 percent of the earnings above $33,500 per day. The profit share amount is determined on an annual basis for the period from June 1 to May 31 in the second quarter of each year.
Liquidity
As of December 31, 2008, the Company had total liquidity of $72.4 million which consisted of $26.7 million of cash and $45.7 million in an undrawn revolving credit facility. As of March 31, 2009, the Company’s total liquidity increased to $78.1 million.
(1)	Net voyage revenues represents voyage revenues less voyage expenses. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekaytankers.com for a reconciliation of this non-GAAP financial measure.
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About Teekay Tankers
Teekay Tankers Ltd. was formed in December 2007 by Teekay Corporation (NYSE: TK) as part of its strategy to expand its conventional oil tanker business. Teekay Tankers currently owns a fleet of nine double-hull Aframax tankers and two double-hull Suezmax tankers, which an affiliate of Teekay Corporation manages through a mix of short- or medium-term fixed-rate time-charter contracts and spot tanker market trading. Teekay Tankers intends to distribute on a quarterly basis all of its cash available for distribution, subject to any reserves established by its board of directors.
Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK”.
Earnings Conference Call
The Company plans to host a conference call at 11 a.m. ET on Friday, May 15, 2009, to discuss its results for the fourth quarter and annual results for 2008 and the outlook for its business activities. All stockholders and interested parties are invited to listen to the live conference call at www.teekaytankers.com or by dialing (866) 322-2356, or (416) 640-3405 if outside North America, and quoting confirmation code 7817714. The Company plans to make available a recording of the conference call until midnight May 22, 2009 by dialing (888) 203-1112 or (647) 436-0148, access code 7817714, or via the Company’s web site until June 14, 2009.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6605
Web site: www.teekaytankers.com
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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2008	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

VOYAGE REVENUES	32,852	41,543	41,334	144,169	155,690

OPERATING EXPENSES
Voyage expenses	855	187	13,990	1,859	47,447
Vessel operating expenses	9,004	7,755	7,325	31,113	23,897
Depreciation and amortization	5,917	5,823	6,145	22,943	19,272
General and administrative (1)	705	3,394	3,612	7,670	13,403

	16,481	17,159	31,072	63,585	104,019

Income from vessel operations	16,371	24,384	10,262	80,584	51,671

OTHER ITEMS
Interest expense (2)	(17,400)	(4,888)	(4,566)	(29,272)	(11,112)
Interest income	117	68	—	475	—
Other (expense) income — net	65	(3)	(9)	49	(8)

	(17,218)	(4,823)	(4,575)	(28,748)	(11,120)

Net (loss) income	(847)	19,561	5,687	51,836	40,551

Earnings (loss) per share
- Basic and diluted (3)	($0.03)	$0.78	$0.38	$2.03	$2.76
Weighted-average number of Class A common shares outstanding
- Basic and diluted (4)	12,500,000	12,500,000	4,021,739	12,500,000	2,883,562
Weighted-average number of Class B common shares outstanding
- Basic and diluted (4)	12,500,000	12,500,000	12,500,000	12,500,000	12,500,000
Weighted-average number of total common shares outstanding
- Basic and diluted	25,000,000	25,000,000	16,521,739	25,000,000	15,383,562

(1)	General and administrative expense includes a $0.3 million recovery and a $1.7 million expense for the three months ended December 31, 2008 September 30, 2008, respectively, and a $1.4 million expense for the year ended December 31, 2008 relating to a performance fee for a subsidiary of Teekay Corporation that manages the Company’s fleet. The management agreement generally entitles the manager to a performance fee equal to 20 percent of all Gross Cash Available for Distribution in a given fiscal year in excess of $3.20 per share, subject to stockholders receiving at least $2.65 per share in annualized dividends before any performance fee is paid. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for the performance fee and reduced by the amount of any reserves the board of directors may have taken during the applicable fiscal year that have not already reduced Cash Available for Distribution. Cash Available for Distribution represents net income plus depreciation and amortization, loan cost amortization, unrealized gains and losses from derivatives, non-cash items and any write-offs or other non-recurring items.
(2)	Interest expense includes unrealized losses resulting from the change in the fair value of an interest rate swap. The amounts recorded in the financial results of the respective periods are summarized in the table below.
(3)	Results for two Suezmax tankers, the Ganges Spirit and the Narmada Spirit, for the period prior to their acquisition on April 7, 2008 by the Company when they were owned and operating under Teekay Corporation, are referred to as the Dropdown Predecessor. Earnings per share is determined by dividing net income, after deducting the amount of net income attributable to the Dropdown Predecessor, by the weighted average number of shares outstanding during the applicable period. The Company has summarized the Dropdown Predecessor amounts in the financial results of the respective periods in the table below.
(4)	For periods prior to the Company’s initial public offering on December 18, 2007, outstanding shares equals the number of common shares received by Teekay Corporation in exchange for a 54% ownership in Teekay Tankers at the time of the initial public offering.

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2008	2008	2007	2008	2007
Net (loss) income as reported	(847)	19,561	5,687	51,836	40,551
Unrealized losses from change in fair value of interest rate swap	13,811	1,355	—	14,167	—
Net (income) loss attributable to the Dropdown Predecessor	—	—	538	(1,110)	1,936

Net income excluding the above non-cash items	12,964	20,916	6,225	64,893	42,487
Net income per share excluding the above non-cash items	$0.52	$0.84	$0.38	$2.60	$2.76

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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at
	December 31,
	2008	2007
	(unaudited)	(unaudited)(1)
ASSETS
Cash	26,698	34,839
Accounts receivable and pool receivable from related parties	9,100	4,708
Other current assets	3,667	2,413
Due from affiliates	7,387	133,722
Vessels and equipment	433,978	446,541
Other non-current assets	3,437	2,731
Goodwill	4,670	4,670

Total assets	488,937	629,624

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities	8,691	5,218
Current portion of long-term debt	3,600	3,600
Current portion of derivative instruments	2,716	894
Other current liabilities	379	451
Due to affiliates	2,305	2,434
Long-term debt	325,228	328,507
Other long-term liabilities	23,712	7,969
Stockholders’ equity	122,306	280,551

Total liabilities and stockholders’ equity	488,937	629,624

(1)	The balance sheet as of December 31, 2007 has been retroactively adjusted for the two Suezmax tankers, the Ganges Spirit and the Narmada Spirit, which were acquired from Teekay Corporation on April 7, 2008, as if the vessels had been acquired by Teekay Tankers on August 1, 2007, the date the vessels were acquired by Teekay Corporation.
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TEEKAY TANKERS LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended
	December 31,
	2008	2007
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES

Net operating cash flow	77,573	62,463

FINANCING ACTIVITIES
Proceeds from long-term debt	125,000	437,604
Repayments of long-term debt	(18,600)	(327,204)
Debt issuance costs	(276)	(1,672)
Proceeds from long-term debt of Dropdown Predecessor	44,027	107,621
Repayments of long-term debt of Dropdown Predecessor	(153,656)	(109,400)
Net advances to affiliates	(9,002)	(334,342)
Proceeds from issuance of Class A common stock	—	209,648
Repurchase of Class A common stock	(203)	(27,422)
Contribution (return) of capital	1,020	18,730
Cash dividends paid	(69,625)	—
Share issuance costs	(1,130)	—

Net financing cash flow	(82,445)	(26,437)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(3,269)	(1,187)

Net investing cash flow	(3,269)	(1,187)

(Decrease) increase in cash and cash equivalents	(8,141)	34,839
Cash and cash equivalents, beginning of the year	34,839	—

Cash and cash equivalents, end of the year	26,698	34,839

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TEEKAY TANKERS LTD.
APPENDIX A — CASH DIVIDEND CALCULATION
(in thousands of U.S. dollars)

Cash Available for Distribution
The Company has adopted a dividend policy to pay a variable quarterly dividend equal to its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required for the prudent conduct of its business. Cash Available for Distribution represents net income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives.

Three Months Ended
December 31, 2008
(unaudited)

Net loss	(847)
Add:
Depreciation and amortization	5,917
Unrealized loss from interest rate swap	13,811
Less:
Other non-cash items	(34)

Cash Available for Distribution	18,847

Less:
Reserve for debt principal repayment	(900)

Cash dividend	17,947

Weighted-average number of total common shares outstanding	25,000,000

Cash dividend per share (rounded)	$0.72

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Company’s future growth prospects; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; the estimated dividends per share for the quarter ending June 30, 2009 based on various spot tanker rates; results of the Company’s mix of spot market and time-charter trading; the Company’s ability to generate surplus cash flow and pay dividends; and the potential for Teekay Tankers to acquire additional vessels from third parties or Teekay Corporation, including the two existing Suezmax tankers which Teekay Corporation is obligated to offer the Company. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and inability of the Company to renew or replace short- or medium-term contracts; changes in interest rates and the capital markets; increases in the Company’s expenses, including any unscheduled drydocking expenses; the Company’s ability to raise financing to purchase additional vessels; the ability of Teekay Tankers’ board of directors to establish cash reserves for the prudent conduct of Teekay Tankers’ business or otherwise; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2007. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
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